August 19, 2020


Via E-Mail

Ade K. Heyliger
Weil, Gotschal & Manges LLP
767 Fifth Avenue
New York, NY 10153

       Re:    AG Mortgage Investment Trust, Inc.
              Schedule TO-I filed on August 14, 2020
              File No. 5-86328

Dear Mr. Heyliger:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit
99(A)(1)(A) to the Schedule TO-I filed on August 14, 2020.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed August 14, 2020

Exhibit 99(A)(1)(A)     Offer to Exchange

General

   1. You are offering to exchange five shares of Common Stock of the issuer for its outstanding Series A, Series B and Series C Cumulative Preferred Stock. Each of the
      Preferred Series has its own CUSIP number and trades separately on the NYSE. The exchange offer is subject to the Offer Consideration Cap. The Offer Consideration Cap
      provides that the total number of shares of Common Stock to be issued in this exchange offer will not exceed 19.9% of your outstanding Common Stock, and you will pro rate if
 Ade K. Heyliger, Esq.
Weil, Gotschal & Manges LLP
August 19, 2020
Page 2


       the offer is oversubscribed. With respect to pro ration, you state that no Series of
       Preferred will have priority over any other Series. Please supplementally explain how this method of pro ration, whereby it appears you are amalgamating three different Series of Preferred in setting the pro ration factor, complies with the requirements of Rule 13e-
       4(f)(3). That Rule provides a formula for pro rationing    [i]f the
issuer or affiliate makes a
       tender offer for less than all of the outstanding equity securities of a class

Statement Regarding Forward Looking Information, page 8

   2. Revise to delete the references to the Private Securities Litigation Reform Act. The safe harbor for forward looking statement in the Act does not apply to statement in connection with a tender offer.

   We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions